

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 9, 2011

<u>via U.S. mail and facsimile</u>

John V. Genova, Chief Executive Officer
Sterling Chemicals, Inc.
333 Clay Street, Suite 3600
Houston, Texas 77002-4109

   RE: Sterling Chemicals, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 24, 2010
     File No. 000-50132

Dear Mr. Genova:

We have completed our review of your filings and do not have any further comments at
this time.

       Sincerely,

       Terence O'Brien
       Accounting Branch Chief